SAFRAN

RECEIVED

2006 NOV 27 P 12:14

November 20, 2006

SIÈGE SOCIAL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06018789

Attention: Paul Dudek, Esq.

SAFRAN
Rule 12g3-2(b) File No. 82-34974

SUPPL

Dear Sirs:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SAFRAN (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this information or require additional information, please contact the undersigned in Paris at +33 1 40 60 84 28.

Very truly yours,

PROCESSED
NOV 29 2006
THOMSON FINANCIAL

Francis de Raimond

cc: Alain Marcheteau
(Safran)

SAFRAN
Société anonyme à Directoire et Conseil de surveillance
au capital de 83 405 917 euros - 562082909 RCS Paris
2, Bd du Général Martial-Valin - 75724 Paris Cedex 15 - France

Tél. +33 (0)1 40 60 80 80
Fax +33 (0)1 40 60 81 02
www.safran-group.com

SAFRAN

Annex

I. Press Releases

- Nov. 13, 2006 – SAFRAN Group management appointments
- Nov. 14, 2006 – First contract for the Boeing 787 Dreamline electric brake developed by Messier-Bugatti and Sagem Défense Sécurité

II. Documents provided to regulatory authorities or stock exchanges and made public by such entities

- Nov. 10, 2006 (French Legal Gazette) – Consolidated sales at September 30, 2006

III. Documents provided to shareholders, published or made available to the public

SAFRAN

SAFRAN GROUP MANAGEMENT APPOINTMENTS

Paris, November 13, 2006

The SAFRAN Executive Board has made the following decisions, **which will take effect on December 1, 2006:**

- **Philippe Petitcolin**, 54, currently Chairman and CEO of Labinal, will be nominated as Chairman and CEO of Snecma, replacing Marc Ventre, during a Snecma board meeting to be convened as soon as possible.

- **Norman D. Jordan**, 48, currently President of Labinal North America, will be nominated as Chairman and CEO of Labinal, replacing Philippe Petitcolin, during a Labinal board meeting to be convened as soon as possible.

About SAFRAN

SAFRAN *is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security, communications. It has 60,500 employees in over 30 countries, and annual revenues exceeding 10 billion euros. The SAFRAN group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN

First contract for the Boeing 787 Dreamliner electric brake developed by Messier-Bugatti and Sagem Défense Sécurité

Paris, November 14, 2006 – China Eastern Airlines has chosen Messier-Bugatti (SAFRAN group) to supply the wheels and electric brakes for its entire fleet of 15 Boeing 787-8 jetliners. The first two aircraft in this order are slated for delivery in June 2008, and the last in August 2010.

China Eastern is one of the launch customers for the 787 Dreamliner, the first commercial jetliner equipped with electrically-driven brakes. This innovative technology was developed by two companies in the SAFRAN group, Messier-Bugatti, a world-renowned specialist in aircraft carbon brakes, and Sagem Défense Sécurité, a European defense electronics and security leader.

Sagem Défense Sécurité supplies the Electrical Brake Actuator Controller (EBAC) for the system, reflecting its leading-edge expertise in power electronics and electronic assemblies.

This contract was the first selection of Messier-Bugatti's electric brake on the Boeing 787; others are expected very shortly. Messier-Bugatti Chairman and CEO Jean-Christophe Corde said: "Replacing traditional hydraulics with an electrical system reflects a disruptive technology, now considered mature after several years of intensive development work by our top specialists. It also signals a major step forward in the development of the 'all-electric' aircraft, and is as revolutionary as the introduction of carbon brakes some 20 years ago. In addition the contract consolidates Messier-Bugatti's global leadership in this market."

"We are very proud of our selection by China Eastern, one of the leading carriers in Asia, a market that accounts for about half of all orders for the 787 Dreamliner," added Jean-Christophe Corde.

Today, Messier-Bugatti supplies the wheels and carbon brakes on 80% of all A320 family aircraft produced by Airbus. Messier-Bugatti has been a supplier to Boeing for nearly ten years and, with the 787 Dreamliner and the 737 Next Generation family, it now offers this technological excellence on two of Boeing's flagship jetliners.

***SAFRAN** is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security, communications. It has 60,500 employees in over 30 countries, and annual revenues exceeding 10 billion euros. The SAFRAN group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN

Messier-Bugatti, *SAFRAN Group, is a world actor in the field of aeronautical braking and carbon brakes. Messier-Bugatti wheels and carbon brakes equips more than 2,500 commercial aircraft across the world, including near 250 airline companies and 20 airforces amongst its customers and providing them with support throughout the entire world. A system integrator, Messier-Bugatti also provides excellence and innovation in functions such as braking, steering and monitoring systems. An Airbus partner for 30 years, Messier-Bugatti also equips Boeing programs such as the 767-200/300, 777LR, the C-17 Globemaster III and has been selected to develop electric braking system for the 787 Dreamliner and the Next-Generation 737.*

Sagem Défense Sécurité *is a high-technology company in the SAFRAN Group. As a leading European defense and security electronics company in Europe, its business covers three main fields: navigation and aeronautics systems, where it is the world leader in helicopter flight control; optronics and air-land systems, where it is the European leader in surveillance and fire-control optronics; and the field of security, where it is the world leader in fingerprint-based biometrics. Its equipment and integrated systems are used worldwide, helping to ensure air transport safety, secure data transmission, personal security and governmental defense capabilities at the highest level. Through the SAFRAN Group, Sagem Défense Sécurité is present on all continents.*

Messier-Bugatti Press Contact
Frédérique DECOURSELLE
Tel. : +33 (0)1 46 29 82 71
frederique.decourselle@messier-bugatti.com

Sagem Defense Sécurité Press Contact
Philippe WODKA-GALLIEN
Tel. : +33 (0)1 58 11 19 49
philippe.wodka-gallien@sagem.com

PERIODICAL

COMMERCIAL AND INDUSTRIAL COMPANIES
(SALES AND QUARTERLY FINANCIAL SITUATIONS)

SAFRAN

A French *société anonyme* with a management board and supervisory board and a share capital of €83,405,917
Registered office : 2, boulevard du Général Martial Valin, 75724 Paris Cedex 15
Commercial Registry of Paris : 562082909
Financial year : January 1 to December 31

Consolidated sales at September 30, 2006
(excluding tax and in millions of euros)

	30/09/2006 (*)	**30/09/2005 (*)**
Aerospace Propulsion Branch :		
First quarter	1 128	(**)
Second quarter	1 143	(***) 967
Third quarter	1 119	(***) 1 036
	3 390	2 003
Aircraft Equipment Branch :		
First quarter	616	(**)
Second quarter	613	(***) 580
Third quarter	561	(***) 602
	1 790	1 182
Defense Security Branch :		
First quarter	316	263
Second quarter	378	312
Third quarter	305	270
	999	845
Communications Branch :		
First quarter	526	551
Second quarter	551	560
Third quarter	482	537
	1 559	1 648
Total :		
First quarter	2 586	814
Second quarter	2 685	(***) 2 419
Third quarter	2 467	(***) 2 445
	7 738	5 678

(*) Non comparable figures due to the merger on May 11, 2005 between Sagem and Snecma.
(**) Snecma Group companies are consolidated from April 1, 2005 only.
(***) Financial instruments owned by Snecma Group on March 31, 2005 (date of its accounting acquisition date) continued to be recognized in accordance with IAS32 and IAS39. Certain of these instruments were used during 2005. Therefore, pursuant to IFRS3, the fair value of these financial instruments at the combination date cannot impact income statements of subsequent periods. Therefore, on the finalization of the allocation of the acquisition price and in application of IAS8, the comparative figures for the half-year ended June 30, 2005 and for the nine months ended September 30, 2005 were amended to take account of this correction. Sales for the nine months ended September 30, 2005, originally amounting to 5 906 million euros, have therefore been decreased to 5 678 million euros. The pro-forma figures are not concerned by this modification.

The SAFRAN Group reported adjusted pro-forma (1) sales for the nine months ended September 30, 2006 of 8,074 million euros, an increase of 8 % over the same period in 2005. At constant size and exchange rates the increase would have been 10.4 %.

Adjusted pro forma	**September 30, 2006 (millions of euros**	**September 30, 2005 (millions of euros)**	**Change (%)**
Aerospace Propulsion Branch	3 602	3 162	+ 13.9 %
Aircraft Equipment Branch (2)	1 912	1 818	+ 5.2 %
Defense Security Branch (3)	1 001	845	+ 18.5 %
Communications Branch (4)	1 559	1 648	- 5.4 %
Consolidated sales	8 074	7 473	+ 8.0 %

(1) Sales are shown as if Sagem and Snecma had merged on January 1, 2005.
(2) At constant exchange and size rates, sales by the branch, which no longer includes the actuator business, would have increased 7.1 %.
(3) At constant size, prior to consolidation of Orga, sales by the branch would have increase 5.6%.
(4) At constant exchange and size rates, the branch would have posted a 5.1 % increase in sales.

0616642